Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer
New Gold Inc. (“New Gold” or “the “Company”) 666 Burrard Street, Suite 3110 Vancouver, British Columbia, V6C 2X8

Item 2.	Date of Material Change
April 2, 2012

Item 3.	News Release
A press release with respect to this material change report was issued by New Gold on April 2, 2012 through Canadian Newswire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change
On April 2, 2012, New Gold announced the pricing of its private offering of $300 million aggregate principal amount of 7.0% Senior Notes due 2020.

Item 5.	Full Description of Material Change
(All figures are in US dollars unless otherwise indicated)

New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) announced the pricing of its private offering of $300 million aggregate principal amount of 7.0% Senior Notes due 2020 (the “Notes”). The offering is expected to close on or about April 5, 2012. New Gold intends to use the net proceeds of the Notes to fund the redemption of its 10% Senior Secured Notes due 2017 and for general corporate purposes.

The offer and sale of the Notes will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This material change report shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
The report is not being filed on a confidential basis.

Item 7.	Omitted Information
No information has been omitted.

Item 8.	Executive Officer
Susan Toews, Vice President Legal Affairs, and Corporate Secretary
(604) 639-2003

Item 9.	Date of Report
April 4, 2012

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities legislation.  Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of New Gold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks discussed in the risk factors section in New Gold’s latest annual information form available under New Gold’s SEDAR profile at www.sedar.com. Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  New Gold does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.